                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

              For the fiscal years ended DECEMBER 31, 2000 and 1999

                        Commission file number 1 - 12082


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                              1500 HARBOR BOULEVARD
                           WEEHAWKEN, NEW JERSEY 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                              1500 HARBOR BOULEVARD
                           WEEHAWKEN, NEW JERSEY 07087

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Hanover Direct, Inc. Savings and Retirement Plan:

        We have audited the accompanying Statements of Net Assets Available for Benefits of the Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

New York, New York
June 21, 2001

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 AND 1999


                                                                         December 31,
                                                              ----------------------------------
                                                                   2000                  1999
                                                              ----------------------------------
ASSETS
   Fund receivable                                            $     12,393          $    240,713
   Plan participant loan receivable                                671,528               594,366
   Investment in fund                                           21,808,087            20,181,051
   Investment in Hanover Direct, Inc.
      Common Stock (at market)                                     297,849               800,475
                                                              ------------          ------------
                            Total Assets                        22,789,857            21,816,605

LIABILITIES AND FUND BALANCE
   Contributions payable to:
      Hanover Direct, Inc. and
        subsidiaries (forfeitures)                                 136,850               107,466
                                                              ------------          ------------
                   Net Assets Available For Benefits          $ 22,653,007          $ 21,709,139
                                                              ============          ============


          The accompanying notes are an integral part of this statement.

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                    Plan
                                                                    Total
                                                                -------------
ADDITIONS:
   Net change in (depreciation) on fund investments             $  (2,415,980)
   Dividend income                                                  1,752,952
   Interest income on participant loan balances                        39,972
   Contributions:
       Participants                                                 2,872,196
       Hanover Direct, Inc. and subsidiaries                          640,249
                                                                -------------
                                     Total Additions                2,889,389
                                                                -------------

DEDUCTIONS:
   Disbursements, withdrawals, terminations and
      administrative costs                                          1,894,800
   Unallocated forfeitures                                             29,383
   Change in plan participant loan receivable                          21,338
                                                                -------------
                                     Total Deductions               1,945,521
                                                                -------------

Net increase                                                          943,868

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of the year                                           21,709,139
                                                                -------------

   End of the year                                              $  22,653,007
                                                                =============


          The accompanying notes are an integral part of this statement.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1. DESCRIPTION OF THE PLAN

        The Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

        Participants whose annual base salary is under $85,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $10,500 in 2000 and $10,000 in 1999. The Company matches one-third of these pretax contributions up to 6% of participant's total annual compensation ("Employer Contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of eight funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

        A participant whose total annual compensation is in excess of $85,000, or a highly compensated employee ("HCE"), is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $170,000. The Company matches one-third of these contributions up to 6%.

        There were 1,285 and 1,288 active participants in the Plan at December 31, 2000 and 1999, respectively.

        According to the Plan, the maximum limitations on employee pre-tax contributions for a non-HCE were $10,500 and $10,000 in 2000 and 1999, respectively. The maximum limitations on employee pre-tax contributions for a HCE were $170,000 and $160,000 in 2000 and 1999, respectively.

        A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee Contributions vest immediately. A participant may elect to withdraw from their voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures that can be used to reduce future Employer Contributions amounted to $136,850 and $107,466 at December 31, 2000 and 1999, respectively.

        Participants are allowed to take out loans ranging from a minimum of $500 to a maximum of 50% of their individual vested account balance or $50,000, whichever is less. The loans can be for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

        Plan participant loan receivables amounted to $671,528 and $594,366 at December 31, 2000 and 1999, respectively, with interest rates ranging from 7% to 10%. Vested benefits payable to terminated employees amounted to $4,216,773 and $3,959,248 at December 31, 2000 and 1999, respectively.

        The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of four persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

        Direct administrative costs of the Plan that were borne by Hanover Direct, Inc. were $50,193 and $34,594 in 2000 and 1999, respectively.

   Participant Account

        Each participant's account is credited with participants and Company's contributins and Plan earnings. Participant's accounts are stated at market value at the end of each business day.

        The Plan was amended effective July 1, 1999. The amendment resulted in changes to the Plan's eligibility period, enrollment period, contribution maximum for non-HCE participants, maximum annual dollar limit, investment changes, administrative fees, vesting schedule and investment options. The amended Plan must be filed with the Internal Revenue Service ("IRS") no later than December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

   Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition

        Investments in the Company's Common Stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. Investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, Mid-Cap Growth Fund, International Stock Fund, Equity Index 500 Fund, and the Blue Chip Growth Fund are all stated at market value.

   Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Benefit payments are recorded when paid.

   Accounting Pronouncements

        The Company is required to adopt the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment in SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, " as of December 31, 2000. These pronouncements require companies to reflect the fair value of all derivative instruments, including those embedded in other contracts, as assets or liabilities in a company's financial statements. Changes in fair value of derivative instruments is generally reflected in earnings, with the exception of certain hedging transactions, for which the change in fair value may be accounted for as a component of other comprehensive income, provided certain criteria are met as specified in these pronouncements. The Company currently does not utilize derivative instruments or engage in hedging transactions, nor is there any embedded derivative instrument as of December 30, 2000 that must be recognized pursuant to these statements. Accordingly, the Company does not expect the impact of the adoption of these pronouncements on December 31, 2000 to have a material impact on the Company's financial position or result of operations.

3. INVESTMENTS

        The Plan's participants are given the option to invest in eight funds, in addition to the Company's Stock Fund. These funds are as follows: the Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index ("S&P 500"). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party in interest. As of December 31, 2000 and 1999, the Stock Fund held 794,263 and 220,821 shares, respectively, at corresponding market values of $297,849 and $800,475.

        The market value of the individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 2000 and 1999 were as follows:

                                                        2000                1999
                                                     ----------          ----------
                Spectrum Growth Fund                 $6,717,439          $7,291,172
                Stable Value Fund                     4,895,185           4,728,347
                New Horizons Fund                     2,832,531           2,535,336
                Spectrum Income Fund                  2,211,046           2,076,353
                Blue Chip Growth Fund                 1,458,227                -
                Mid-Cap Growth Fund                   1,351,208                -
                Equity Index 500 Fund                 1,347,529                -

        During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(2,415,980) as follows:

                Spectrum Income Fund                $    13,813
                Mid-Cap Growth Fund                     (27,255)
                Blue Chip Growth Fund                  (118,021)
                Equity Index 500 Fund                  (132,693)
                International Stock Fund               (254,744)
                New Horizons Fund                      (397,346)
                Spectrum Growth Fund                   (747,406)
                Hanover Direct Inc. Stock Fund         (752,328)
                                                    -----------
                                                    $(2,415,980)
                                                    ===========

4. FUND RECEIVABLE

        The total contribution receivable consists of unallocated Employee and Employer Contributions owed to the plan as of the Plan year-end. There were contribution receivables of $12,393 and $240,713 as of December 31, 2000 and 1999, respectively. The unallocated Employee and Employer contributions owed to the Plan for 2000 were received by the fund in January 2001.

5. CONTRIBUTION PAYABLE

        The contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants as of the Plan year-end. These forfeited amounts can be used to reduce the Company's contributions to participants in the following Plan year.

6. NET APPRECIATION (DEPRECIATION) ON FUND INVESTMENTS

        The net appreciation/(depreciation) of fund investments at December 31, 2000 consists of unrealized depreciation of $(2,382,100) and an aggregate realized loss of $(33,880). The Plan sold investments during the 2000 Plan year with aggregate costs of $3,523,773 resulting in aggregate proceeds of $3,489,893. The realized gain/(loss) on the investments sold is the difference between the market value at the beginning of the Plan year and the date of sale.

7. PLAN TERMINATION

        The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account becomes fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

8. TAX STATUS

        The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under
Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provision of the IRC. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.

9. OTHER INFORMATION

        Other than the aforementioned contributions to the Hanover Direct, Inc. Stock Fund which were invested in the Common Stock of the Company (Note 3), there were no transactions with parties-in-interest, as defined by the Employee Retirement Income Security Act of 1974, for the years ended December 31, 2000 and 1999. There were no loans, fixed income obligations or leases, which were either in default or classified as uncollectible at December 31, 2000 and 1999.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                HANOVER DIRECT, INC. SAVINGS AND
                                                RETIREMENT PLAN


DATE: June 21, 2001                       By:   /s/ Brian C. Harriss
                                               ----------------------------
                                               Brian C. Harriss
                                               Executive Vice President and
                                               Chief Financial Officer
                                               (On behalf of the members of the
                                               Administrative Committee and as
                                               principal financial officer)

                                    EXHIBIT 1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

        As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Hanover Direct, Inc.'s (formerly The Horn & Hardart Company) previously filed Registration Statement (File. No. 2-94286).



New York, New York                             ARTHUR ANDERSEN LLP
June 21, 2001

                                                                      Schedule I




                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 2000


                                                  Number of        Current
               Description                         Shares           Value
               -----------                        ---------      -----------
Stable Value Fund                                 4,998,681      $ 4,998,681
Spectrum Income Fund                                205,208        2,210,087
Spectrum Growth Fund                                427,230        6,716,058
New Horizon Fund                                    118,507        2,831,137
Mid Cap Growth Fund                                  33,919        1,349,637
International Stock Fund                             61,956          899,605
Equity Index 500 Fund                                37,921        1,346,213
Blue Chip Growth Fund                                43,033        1,456,669
Hanover Direct, Inc. Common Stock Fund (1)          794,263          297,849
Participants' Loan Account (2)                                       671,528
                                                                 -----------
     Total Assets Held for Investment Purposes                   $22,777,464
                                                                 ===========


(1)  Represents party-in-interest. Common Stock par value is $.6667 per share.
(2) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent.